FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways, Inc. employees:

Hello. This is Bruce Lakefield on Friday, September 16th.

Today is a momentous day for our company, our employees, and our customers. Judge Mitchell has approved our Plan of Reorganization.

This means our new future is about to unfold. After almost one year of operating under bankruptcy court protection, we are ready to emerge from Chapter 11 and complete our merger with America West Airlines on September 27th.

I am pleased, excited, a bit relieved, and certainly full of hope for the future of our new company. You all have worked hard and made sacrifices to complete the reorganization. Now that hard work and sacrifice is about to pay off. Folks, we are about to achieve great things.

Our new CEO, Doug Parker is ready to take on the challenge of forming the new US Airways. He is smart, energetic, and eager. And he has a track record of success. So you are in very good hands.

Combining the leadership team of our new company, and integrating two uniquely different cultures will bring a new perspective to our business and how we conduct it. Our future is in our own hands. Our success is dependent on our ability to deliver a quality product at prices that people can afford.

The airline industry in which we operate today is incredibly challenging. The airlines that survive will be the ones who can adapt. I think you will all agree that with the steps we have taken together, US Airways will be in that group.

I am deeply appreciative of your commitment to our company. You stuck with it, especially when times were tough. I thank you for that.

That's all for now. Have a safe and enjoyable weekend. I will talk with you again next week.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was be mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.